Contact

www.linkedin.com/in/ivan-corraliza-027a5134 (LinkedIn)

Top Skills

Music
Social Media
Entertainment

Languages

Spanish

Ivan Corraliza

Music Producer and Founder of Beat Academy
Hialeah, Florida, United States

Summary

Ivan Corraliza professionally known as ill Factor has been producing music for more than fifteen years working on projects such as; Matis Yahu, Justin Timberlake, Skylar Grey, Ginuwine, Kelly Rowland, Kevin Rudolf, Cher, Cody Simpson, Cobra starship, Jared Evan, Jason Durelo, Jessie J, Natasha Bedinfield, Daniel Bedinfield, Groove Armada, Calvin Harris, Roisin Murphy, Howie D(Back Street Boys), Jordan Knight(New Kids On The block), Kate Moss, and that is just to name a few.

At a young age, Ivan experienced music from both sides of the soundboard by playing the piano and bass guitar. Later on, as musical tastes developed and the electronic scene took hold, Ivan broke through the music industry as a successful DJ in Miami and began featuring his skills at local events. His recognition as a DJ began to spread and afterwards Ivan was brought under the wing of mixing eningeer legend Jimmy Douglass. Afterwards he began producing music for A-list artists as his major focus. Experiencing the valuable lessons in music as a business, Ivan chose to advance by teaching others. By offering detailed courses in music production, Ivan’s goal is to help students embrace their creativity, understand important lessons in working with artists and provide guidance through the challenges and rewards of being a music producer.

Experience

ill Factor Music

27 years 1 month

New Music Business Mentor and Coach
May 2010 - Present (15 years 9 months)
Miami

I help Artist,Djs, and Musicians produce their music, build their brand, and position themselves for success with their music career.

Record producer

January 1999 - Present (27 years 1 month)